

February 17, 2012

<u>Via E-mail</u>
Mr. Jeffrey H. Smulyan
Chairman of the Board, President and
Chief Executive Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204

> **Re: Emmis Communications Corporation**
> **Form 10-K for the fiscal year ended February 28, 2011**
> **Filed May 10, 2011**
> **Form 10-Q for the nine months ended November 30, 2011**
> **Filed January 12, 2012**
> **File No. 000-23264**

Dear Mr. Smulyan:

We have reviewed your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.
.
<u>Form 10-Q, November 30, 2011</u>

<u>Financial Statements</u>

<u>Equity method investments and Cost method investments, page 13</u>

1. We understand from the second paragraph of page 13 that you retained substantial influence over Merlin Media LLC. We note from the third paragraph of page 26 that your preferred equity interests in Merlin Media LLC are non-redeemable perpetual equity interests that are also junior to $87 million of non-redeemable perpetual preferred interests held by other investors and junior to $60 million of senior secured notes issued

to an affiliate of Merlin Holdings. We also note that distributions on "Merlin Media's common and preferred interests are made when declared by Merlin Media's board of managers." Explain to us your consideration of whether or not your preferred equity interests in Merlin Media LLC are in substance common stock. Please address the accounting guidance of ASC 323-10-15-13 through ASC 323-10-15-19 and tell us why you believe it is appropriate to use the cost method to account for your investment in Merlin Media LLC non-redeemable perpetual equity interests.

2. Refer to the penultimate paragraph of page 26, which indicates that you used the Black/Scholes method to determine the value of your preferred interest in Merlin Media LLC. Provide us with your Black/Scholes calculations and tell us how you determined the input factors without an active trading market in Merlin Media preferred shares.

Note 11. Issuance of ECC Senior Unsecured Notes and Preferred Stock Transactions

Preferred Stock Transactions, page 30

3. The circumstance under which your preferred stock is subject to mandatory redemption, or whose redemption is outside your control are unclear. Please clarify and include the disclosures required by Rule 5-02.27 of Regulation S-X. Specify the terms of the redemption features of your preferred shares under which your preferred shares can be redeemed, when redemption is mandatory and/or when redemption is outside your control. Clearly disclose the redemption amount. Tell us and disclose the accounting treatment for differences between the carrying amount of the preferred stock and its redemption amount, if any.

4. Refer to the third paragraph of page 30, which states that while preferred shares have not been retired they are considered extinguished for accounting purposes and therefore you have recorded a $55.8 million gain. Explain to us the basis for this accounting treatment. In this regard tell us the following:

- Address the pertinent swap agreements such as the confirmation filed as exhibit 99.1 to Schedule TO-I filed and amended December 2, 2011 and explain to us how the contractual terms of your agreements transfer "all of the economic rights of (the shareholder's) shares (of) Preferred Stock to Emmis",

- Explain for the settlement terms and how "all of the economic rights" of the preferred shares have been transferred when the swap agreements are schedule to terminate on November 28, 2016, and

- Please refer to all pertinent authoritative accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director